SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Notification of Transactions of Directors,
                                ------------------------------------------
                                Persons Discharging Managerial Responsibility
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                                or Connected Persons
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AMVESCAP PLC
IMMEDIATE RELEASE  13 DECEMBER 2006
CONTACT: ANGELA TULLY  TEL: 020 7065 3652


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

AMVESCAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

PURSUANT TO (iii) BOTH (i) AND (ii)
ROBERT GRAHAM
JAMES ROBERTSON
JOHN D. ROGERS

PURSUANT TO (i)
KEVIN CAROME
JOHN S. MARKWALTER JR.
PHILIP TAYLOR
ROBERT YERBURY

3. Name of person discharging managerial responsibilities/director

KEVIN CAROME
JOHN S. MARKWALTER JR.
PHILIP TAYLOR
ROBERT YERBURY
ROBERT GRAHAM
JAMES ROBERTSON
JOHN D. ROGERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION RELATES TO THE PERSONS NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY US$0.10 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

RELEASE OF STOCK FROM THE AMVESCAP GLOBAL STOCK PLAN IN ACCORDANCE WITH THE PLAN RULES.

9. Number of shares, debentures or financial instruments relating to shares acquired

KEVIN CAROME                   2,906
JOHN S. MARKWALTER JR.         2,672
PHILIP TAYLOR                 11,818
ROBERT YERBURY                10,563
ROBERT GRAHAM                  8,699
JAMES ROBERTSON                8,450
JOHN D. ROGERS                 8,450

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

KEVIN CAROME                 0.00035
JOHN S. MARKWALTER JR.       0.00032
PHILIP TAYLOR                0.00142
ROBERT YERBURY               0.00127
ROBERT GRAHAM                0.00105
JAMES ROBERTSON              0.00102
JOHN D. ROGERS               0.00102

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

12 DECEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

KEVIN CAROME                     132,222          0.016
JOHN S. MARKWALTER JR.         1,113,383          0.134
PHILIP TAYLOR                     21,586          0.003
ROBERT YERBURY                 2,048,387          0.246
ROBERT GRAHAM                 24,719,924          2.972
JAMES ROBERTSON                1,702,041          0.205
JOHN D. ROGERS                 1,624,933          0.195

16. Date issuer informed of transaction

12 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.  Date of grant

..................................

18. Period during which or date on which it can be exercised

..................................

19. Total amount paid (if any) for grant of the option

..................................

20. Description of shares or debentures involved (class and number)

..................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

..................................

22. Total number of shares or debentures over which options held following notification

..................................

23. Any additional information

..................................

24. Name of contact and telephone number for queries

ANGELA TULLY
020 7065 3652

Name and signature of duly authorised officer of issuer responsible for making notification

A. Tully

Date of notification

13 DECEMBER 2006


END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  13 December, 2006                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary